Syneron to Present at CIBC World Markets and Rodman & Renshaw Healthcare Conferences in NY

YOKNEAM, ISRAEL -- (MARKET WIRE) -- 11/01/06 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, announced today that it will be presenting at two investor conferences in New York immediately following the announcement of third quarter earnings results on November 6, 2006.

On Tuesday, November 7, Syneron CEO David Schlachet will present at the Rodman & Renshaw 8th Annual Healthcare Conference at the New York Palace Hotel at 2:30pm ET.

CEO David Schlachet will then speak on the following day, Wednesday, November 8, at the CIBC World Markets 17th Annual Healthcare Conference at the Waldorf Astoria. The Syneron presentation will be at 8:00am ET and will be broadcast live over the Internet. The webcast can be accessed through the investor section on the Syneron's web site. Please go to the web site a few minutes early, as it may be necessary to download audio software to hear the presentation.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) develops, manufactures and distributes medical aesthetic devices that are powered by elos, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
David Seligman
CFO
+972-54-772-6229
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron.com

Nick Laudico
The Ruth Group
(646) 536-7030
email nlaudico@theruthgroup.com